UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Canoo Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

13803R 102
(CUSIP Number)

AFV PARTNERS SPV-4 LLC
2126 HAMILTON ROAD, SUITE 260
ARGYLE, TX 76226
TELEPHONE: (940) 226-4511
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13803R 102	13D/A

1.	Names of Reporting Persons AFV Partners SPV-4 LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,509,387 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,509,387 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,509,387 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 3.9% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 6 to Schedule 13D/A is filed by AFV Partners SPV-4 LLC (“AFV-4”), AFV Partners SPV-7 LLC (“AFV-7”), AFV Partners SPV-7/A LLC (“AFV-7/A”), AFV Partners SPV-10 LLC (“AFV-10”), AFV Management Advisors LLC (“AFV”) and Tony Aquila (“Mr. Aquila”) (AFV-4, AFV-7, AFV-7/A, AFV-10, AFV and Mr. Aquila are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by AFV-4. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by AFV-4. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-4.
(3)	The percentage set forth above is calculated based on 324,500,887 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as reported on the Issuer’s Form 10-Q filed on November 9, 2022.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons AFV Partners SPV-7 LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 35,273,268 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 35,273,268 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,273,268 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.9% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 6 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by AFV-7. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by AFV-7. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-7.
(3)	The percentage set forth above is calculated based on 324,500,887 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as reported on the Issuer’s Form 10-Q filed on November 9, 2022.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons AFV Partners SPV-7/A LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,450,000 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,450,000 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,450,000 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.1% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 6 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by AFV-7/A. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by AFV-7/A. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-7/A.
(3)	The percentage set forth above is calculated based on 324,500,887 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as reported on the Issuer’s Form 10-Q filed on November 9, 2022.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons AFV Partners SPV-10 LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,504,505 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,504,505 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,504,505 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.4% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 6 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are owned by AFV-10. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by AFV-10. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-10.

(3)	The percentage set forth above is calculated based on 324,500,887 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as reported on the Issuer’s Form 10-Q filed on November 9, 2022.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons AFV Management Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 55,737,160 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 55,737,160 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,737,160 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 17.2% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 6 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The securities are owned as follows: (i) 12,509,387 shares of the Issuer’s Common Stock by AFV-4, (ii) 35,273,268 shares of the Issuer’s Common Stock by AFV-7, (iii) 3,450,000 shares of the Issuer’s Common Stock by AFV-7/A, and (iv) 4,504,505 shares of the Issuer’s Common Stock by AFV-10. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by (i) AFV-4, (ii) AFV-7, (iii) AFV-7/A and (iv) AFV-10. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by (i) AFV-4, (ii) AFV-7, (iii) AFV-7/A and (iv) AFV-10.

(3)	The percentage set forth above is calculated based on 324,500,887 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as reported on the Issuer’s Form 10-Q filed on November 9, 2022.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons Tony Aquila
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,742,057
	8.	Shared Voting Power 55,737,160 shares of Common Stock (2)
	9.	Sole Dispositive Power 6,742,057
	10.	Shared Dispositive Power 55,737,160 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,479,217 shares of Common Stock (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 19.2% (4)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 6 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The securities are owned as follows: (i) 12,509,387 shares of the Issuer’s Common Stock by AFV-4, (ii) 35,273,268 shares of the Issuer’s Common Stock by AFV-7, (iii) 3,450,000 shares of the Issuer’s Common Stock by AFV-7/A, and (iv) 4,504,505 shares of the Issuer’s Common Stock by AFV-10. Mr. Aquila is the managing member of AFV, which exercises ultimate voting and investment power with respect to the shares held by (i) AFV-4, (ii) AFV-7, (iii) AFV-7/A and (iv) AFV-10. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the securities held indirectly by AFV, and held of record by (i) AFV-4, (ii) AFV-7, (iii) AFV-7/A and (iv) AFV-10.

(3)	In addition to the Issuer’s Common Stock held by AFV-4, AFV-7, AFV-7/A and AFV-10, includes 6,742,057 shares of Issuer Common Stock held directly by Mr. Aquila.

(4)	The percentage set forth above is calculated based on 324,500,887 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as reported on the Issuer’s Form 10-Q filed on November 9, 2022 plus 966,667 shares of Issuer Common Stock Mr. Aquila acquired after November 3, 2022, following conversion of Issuer convertible securities held by Mr. Aquila.

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2020, as amended and supplemented by Amendment No. 1 filed with the Commission on May 21, 2021, (ii) Amendment No. 2 filed on September 23, 2021, (iii) Amendment No. 3 filed on October 6, 2021, (iv) Amendment No. 4 filed on November 22, 2021 and (v) Amendment No. 5 filed on November 23, 2022 (the “Statement”), is hereby further amended and supplemented by this Amendment No. 6 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by incorporating the information furnished in Item 6 of this Amendment into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Statement are amended and restated in their entirety as follows:

(a), (b) The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of the date of this filing:

Reporting Person	Shares Held Directly(1)		Sole Voting Power		Shared Voting Power	Sole Dispositive Power		Shared Dispositive Power	Beneficial Ownership	Percentage of Class(5)
AFV-4	12,509,387		0		12,509,387	0		12,509,387	12,509,387	3.9%
AFV-7	35,273,268		0		35,273,268	0		35,273,268	35,273,268	10.9%
AFV-7/A	3,450,000		0		3,450,000	0		3,450,000	3,450,000	1.1%
AFV-10	4,504,505		0		4,504,505	0		4,504,505	4,504,505	1.4%
AFV(2)	0		0		55,737,160	0		55,737,160	55,737,160	17.2%
Mr. Aquila(3)	6,742,057	(4)	6,742,057	(4)	55,737,160	6,742,057	(4)	55,737,160	62,479,217	19.2%

(1)	Represents the number of shares of Common Stock currently owned or underlying all securities convertible, exchangeable or exercisable for shares of Common Stock within 60 days of the date of this Amendment held by the Reporting Persons.
(2)	AFV exercises ultimate voting and investment power with respect to the shares held by AFV-4, AFV-7, AFV-7/A and AFV-10.
(3)	Mr. Aquila is the managing member of AFV and as such may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-4, AFV-7, AFV-7/A and AFV-10.
(4)	Includes 6,742,057 shares of Issuer Common Stock held directly by Mr. Aquila.
(5)	The percentages set forth above calculated based on 324,500,887 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as disclosed in the Company’s Quarterly Report on Form 10-Q as filed with the Commission on November 9, 2022. In the case of Mr. Aquila, the percentage also includes 966,667 shares of Issuer Common Stock Mr. Aquila acquired after November 3, 2022, following conversion of Issuer convertible securities held by Mr. Aquila.

(c)	The Reporting Persons have not engaged in any transactions in the Issuer’s Common Stock in the past sixty days, except as described in this Amendment and the Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by adding the following:

On December 31, 2022, the Issuer entered into a Second Supplemental Agreement (the “Second Supplemental Agreement”) with YA II PN, Ltd. (“Yorkville”) to the Pre-Paid Advance Agreement entered into between the Issuer and Yorkville on July 20, 2022 (as amended or supplemented, the “PPA”). The Second Supplemental Agreement, together with the First Supplemental Agreement to the PPA entered into on November 9, 2022, by and between the Issuer and Yorkville (the “First Supplemental Agreement”), are herein referred to as the “Supplemental Agreements.”

In connection with the Supplemental Agreements, on January 4, 2023, the Issuer entered into voting agreements (collectively, the “Voting Agreements”) with each of AFV-4, AFV-7, AFV-7/A, AFV-10 and Mr. Aquila (each a “Voting Agreement Reporting Person”). Pursuant to the Voting Agreement, each Voting Agreement Reporting Person agreed to vote their shares of the Issuer’s Common Stock in favor of all proposals set forth in the Issuer’s Schedule 14A filed with the Commission on December 7, 2022, including, without limitation: (i) obtaining the consent of the Issuer’s stockholders pursuant to Nasdaq Listing Rule 5635(d) for the issuance of all shares of the Issuer’s Common Stock that could be issued pursuant to the PPA (such consent, “Stockholder Approval”) and (ii) obtaining the consent of the Issuer’s stockholders to amend the PPA to provide for a Floor Price (as defined in the PPA) of $0.50 per share.

Each Voting Agreement will terminate upon the earliest to occur of: (a) the date on which the PPA is terminated in accordance with its terms; (b) the termination of such Voting Agreement by mutual written agreement of the Issuer and the Voting Agreement Reporting Person; and (c) the date on which the Stockholder Approval is obtained.

The foregoing description of the Voting Agreements is a summary and is qualified in its entirety by reference to the form of Voting Agreement, which is attached hereto as an exhibit and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented to add the following exhibit:

A.	Form of Voting Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2023

AFV Partners SPV-4 LLC

By:	Tony Aquila, by /s/Hector Ruiz, Attorney-in-Fact
Name: Tony Aquila
Title: President and Chief Executive Officer

AFV Partners SPV-7 LLC

By:	Tony Aquila, by /s/Hector Ruiz, Attorney-in-Fact
Name: Tony Aquila
Title: President and Chief Executive Officer

AFV Partners SPV-7/A LLC

By:	Tony Aquila, by /s/Hector Ruiz, Attorney-in-Fact
Name: Tony Aquila
Title: President and Chief Executive Officer

AFV Partners SPV-10 LLC

By:	Tony Aquila, by /s/Hector Ruiz, Attorney-in-Fact
Name: Tony Aquila
Title: President and Chief Executive Officer

AFV Management Advisors LLC

By:	Tony Aquila, by /s/Hector Ruiz, Attorney-in-Fact
Name: Tony Aquila
Title: Managing Member